

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 13, 2008

Mr. Joseph Ricelli
Chief Executive Officer
Innovative Designs, Inc.
223 North Main Street
Suite 1
Pittsburgh, PA 15215

Re: Innovative Designs, Inc.
Form 10-KSB for the Fiscal Year Ended October 31, 2006
Filed January 31, 2007
Form 10-QSB for the Quarterly Period Ended April 30, 2007
Filed June 13, 2007
File No. 0-50119

Dear Mr. Ricelli:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Accounting Branch Chief